Filed Pursuant to Rule 253(g)(2)
File No. 024-11163

FUNDRISE BALANCED EREIT II, LLC

SUPPLEMENT NO. 9 DATED OCTOBER 25, 2021
TO THE OFFERING CIRCULAR DATED AUGUST 23, 2021

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Balanced eREIT II, LLC (“we”, “our” or “us”), dated August 23, 2021, as previously supplemented, and filed by us with the Securities and Exchange Commission (the “Commission”) (collectively, the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Asset acquisition.

Asset Acquisition

Heron Bay Controlled Subsidiary - Locust Grove, GA

On October 19, 2021, we acquired ownership of a “majority-owned subsidiary,” FR Heron Bay, LLC (the “Heron Bay Controlled Subsidiary”), for purchase price of approximately $635,000, which is the initial stated value of our equity interest in a new investment round in the Heron Bay Controlled Subsidiary (the “Heron Bay Balanced eREIT II Investment”). Fundrise Real Estate Interval Fund, LLC acquired ownership of the remaining equity interest in the new investment round in the Heron Bay Controlled Subsidiary for an initial purchase price of approximately $5,714,000 (the “Heron Bay Interval Fund Investment” and, together with the Heron Bay Balanced eREIT II Investment, the “Heron Bay Investment”). The Heron Bay Controlled Subsidiary used the proceeds of the Heron Bay Investment to acquire approximately 26.2 acres of entitled land, generally located at 227 Johnson Road, Locust Grove, GA (the “Heron Bay Property”). We anticipate the Heron Bay Controlled Subsidiary, or one of our affiliates, will build approximately 226 attached and detached cottage-like homes on the Heron Bay Property. Upon completion, we intend to operate these newly constructed homes as rental properties. The initial Heron Bay Balanced eREIT II Investment was funded with proceeds from our Offering, and the closing of the land acquisition and the Heron Bay Investment occurred concurrently.

The Heron Bay Controlled Subsidiary is managed by us.

Pursuant to the agreements governing the Heron Bay Balanced eREIT II Investment (the “Heron Bay Operative Agreements”), we have authority for the management of the Heron Bay Controlled Subsidiary, including the Heron Bay Property. In addition, an affiliate of our sponsor earned an acquisition fee of approximately 1.0% of the Heron Bay Investment, paid directly by the Heron Bay Controlled Subsidiary.

The Heron Bay Property was acquired for a purchase price of approximately $6,349,000, which includes closing costs, a joint development escrow, and the acquisition fee of approximately $51,000. We anticipate additional hard and soft costs of approximately $40,339,000 and $7,512,000, respectively, for the design, permitting and construction of the project, which we anticipate to total approximately 226 rental cottages.

Upon completion, we plan to operate the property as rental homes, installing professional third party property management. There can be no guarantee that such results will be achieved. No financing was used for the acquisition of the Heron Bay Property.

The following table contains underwriting assumptions for the Heron Bay Property. Assumptions are presented at the asset level. All of the values in the table below are assumptions that we believe to be reasonable; however, there can be no guarantee that such results will be achieved.

Asset Name	Stabilized Economic Vacancy	Average Annual Rent Growth	Average Annual Expense Growth	Exit Cap Rate	Hold Period
Heron Bay Property	5%	3.0%	3.0%	5.0%	10 years

Please note that past performance is not indicative of future results, and these underwriting assumptions may not reflect actual performance. Any assumptions on the performance of any of our assets may not prove to be accurate. Investing in Fundrise Balanced eREIT II, LLC is an inherently risky investment that may result in total or partial loss of investment to investors.

We undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.